

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2013

Via E-mail
Robert F.X. Sillerman
Chairman and Chief Executive Officer
SFX Entertainment, Inc.
430 Park Avenue
New York, NY 10022

> **Re:** **SFX Entertainment, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed September 18, 2013**
> **File No. 333-189564**

Dear Mr. Sillerman:

We have reviewed your responses to the comments in our letter dated September 12, 2013 and have the following additional comments.

Inside Cover Page Artwork

1. Please refer to the header graphics and specifically the last picture on the upper right corner of the first page of graphics. Graphics should be limited to pictures of your products and services. It is unclear how this picture relates to your products or services. Please delete or, alternatively, advise how this picture relates to your products and services. In this regard, please advise whether these individuals are or were your employees and the nature of their employment so that we can understand how this picture relates to your products and services.

2. Please refer to the SFX Brands graphic. We note that the graphic includes a disclaimer regarding brand ownership on the bottom left corner. Please revise the graphic so that the disclaimer is legible and of greater prominence.

Risk factors, page 14

Our Investments in the ID&T Business and ID&T/SFX North America LLC, page 32

3. We note from your response to our prior comment 2 the decisions that require minority approval include those that impact the use of intellectual property or threaten the minority interest. However, based upon the summary provided in your response, it appears the decisions that require minority approval are participating rights as it provides the minority shareholders with the ability to determine financial and operating decisions that

are made in the ordinary course of business. The guidance in ASC 810-10-25-11 states that noncontrolling rights that would allow the noncontrolling shareholder to effectively participate in corporate actions such as selecting, terminating, and setting compensation of management responsible for implementing policies and procedures, or establishing operating and capital decisions, including budgets, in the ordinary course of business would overcome the presumption for consolidation. In this regard, please explain why you believe it is appropriate to consolidate ID&T when the minority shareholders have the following substantive participating rights:

- Approval of line items in event budgets
- Sale or acquisition of assets that relate to the production of festivals
- Hiring and firing, and setting compensation for, employees whose primary responsibilities are creative
- Appointment and compensation of officers generally
- The sale or acquisition of subsidiaries (as the subsidiaries hold intellectual property)
- Requiring the ID&T Business to accept financing (though once it is determined that the business requires financing, the SFX managers determine the nature and terms of such financing)
- Year-to-year reductions in gross budgets (the minority holders cannot set the budget, but they must consent to reductions in the annual budget)
- Approval of budget guidelines (within the gross budget determined by SFX) and the entry into contracts or the making of expenditures in excess of such guidelines

Please tell us how your accounting treatment complies with the guidance in ASC 810-10-25 and how you considered the implementation guidance in ASC 810-10-55-1 in determining your accounting treatment. As part of your response, please also supplementally provide us with the relevant section(s) of the stockholder's agreement which provide the governing rights to minority shareholder and your assessment of each individual noncontrolling right in accordance with the guidance prescribed in ASC 810-10-25. We may have further comment upon review of your response and the related sections of the stockholder's agreement.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 57

4. Please revise to put footnote (5) next to the pro forma adjustment to amortization expense in the amount of $(51,743).

Notes to Unaudited Pro Forma Financial Information, page 59

5. Please revise the last sentence of the first paragraph to state that the remaining cash payment will be $63,380 rather than $59,067.

6. Please revise "distribution payment" in the last sentence of the first paragraph on page 61 to "contingent consideration."

7. Refer to footnote (4)(d) – We note that the total of the goodwill that is expected to be deductible for tax purposes and the amount of goodwill that is not expected to be deductible as disclosed in footnote (4)(d) of $60,296 in the aggregate does not agree to amount of goodwill reflected in the table on page 66 of $64,648. Please reconcile and revise these amounts for consistency.

Valuations of Common Stock, page 104

8. We note the changes that have been made to pages 106 and 107 of MD&A. Please revise the discussion on page 107 to disclose the amount of compensation expense that will be recognized in connection with the issuance of 233,000 shares of restricted stock to Mr. Sillerman as consideration for his guarantee of your subsidiary's borrowings and disclose the method and significant assumptions used to determine such expense. Note 12 to the interim financial statements should be similarly revised.

Certain relationships and related party transactions, page 152

9. We note your revised disclosures in the filing in response to our prior comment 7. In addition to disclosing the estimated compensation expense based upon the midpoint of the offering range once determined, please revise your pro forma income statements to give effect to the additional expense associated with 233,000 restricted shares issued as consideration for the guarantee of the additional debt of $10.5 million.

SFX Entertainment Inc. Financial Statements

Note 19. Subsequent Events, page F-46

10. We note your revised disclosure in response to our prior comment 8; however, we reissue in part. As previously requested, please revise Note 19 to also explain the basis or rationale for the planned accounting treatment that will be used for the earn-out payments to be made to the seller of Made. Note 17 to your interim financial statements should be similarly revised.

11. Please revise the disclosure in the second full paragraph on page F-50 to indicate that you will be required to make an earn-out payment of AUD $10,000 (or $9,271) if EBITDA of the business exceeds AUD $18,000 (or $16,688) for the one-year period ending December 31, 2014. The disclosure on page F-88 of the interim financial statements should be similarly revised.

<u>SFX Entertainment Inc. Interim Financial Statements, page F-56</u>

<u>Basis of presentation and principles of consolidation, page F-61</u>

12. We note from your revised disclosure in response to our prior comment 10 that the put rights from the 12,340,000 shares ($54,200) of common stock will terminate in connection with your planned simultaneous registration for resale by the selling stockholders of those shares of common stock. In light of the fact that the registration for resale by the selling shareholders is to occur simultaneously as your Initial Public Offering and the repurchase rights will terminate upon an effective Initial Public Offering, please revise your pro forma balance sheet on page F-56 to reclassify such shares as permanent equity consistent with your presentation in the pro forma balance sheet on page 56.

<u>Back Cover Page Artwork</u>

13. We note the large amount of text on the included graphic. Text beyond that necessary to briefly explain the visual presentation of your products and services is inappropriate. Additionally, we note that the descriptions of your products and services throughout the registration statement do not appear to reference "tech tools," "hardware," "mixing software," "fashion," "music management" or "headphones." Please revise to remove excessive and superfluous text and any text which does not accurately depict your products and services.

You may contact Jean Yu at (202) 551-3305 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: <u>Via E-mail</u>
        Aron Izower, Esq.
        Reed Smith LLP